

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4565

January 18, 2017

<u>Via E-mail</u>
Thomas Liquard
Chief Executive Officer
Immuron Limited
Suite 1, 1233 High Street
Armdale, Victoriz, Australia 3143

> **Re: Immuron Limited**
> **Registration Statement on Form F-1**
> **Filed December 21, 2016**
> **File No. 333-215204**

Dear Mr. Liquard:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>
<u>Calculation of Registration Fee</u>

1.   We note that you are registering the resale of the Representative's Warrants and the ordinary shares issuable upon the exercise of the Representative's Warrants. Please tell us why you are registering the resale of such warrants and ordinary shares as opposed to the primary issuance. Please also tell us how this complies with Questions 139.05 and 139.06 of the Compliance and Disclosure Interpretations for Securities Act Sections. We also note that the Representative's Warrants provide for both demand and piggyback registration. Please reconcile this with the fact that you are registering the resale at this time.

Industry and Market Data, page ii

2.   We note your statements, "However, we have not independently verified any of the data from third-party sources. Similarly, our internal research is based on upon our understanding of industry conditions, and such information has not been verified by any independent sources." It is not appropriate to infer that you are not liable for information included in your registration statement. Accordingly, please delete the statements referenced above or state specifically that you are liable for the disclosure included in the registration statement that is based on third-party sources.

Prospectus Summary
General

3.   Please provide the meaning of the acronyms "LPS," "NIH" and "ETEC" at their first use in this section. To the extent that "LPS" and "ETEC" stand for terms which are not easily understood by a lay reader, please provide the meaning and significance of the terms. Please also explain the meaning of the term "immunomodulator polyclonol antibodies" so that a lay reader may understand.

4.   We note your statements here and throughout the prospectus regarding the safety, tolerability and efficacy of your product candidates. Because approval of the FDA is dependent on it making a determination that a drug is safe and effective, it is premature for you to describe your product candidates as safe and effective, that they have significant efficacy and safety advantages, or that your products or platform have a proven safety profile. Please revise these statements in your prospectus accordingly. Please also balance your disclosure by noting that results for IMM-124E have only been observed in 10 patients.

Overview, page 1

5.   Please describe the meaning and significance of a "Generally Regarded as Safe (GRAS) status" when you first discuss it in this section including who determined that your compounds meet the GRAS status.

6.   Please explain here and elsewhere who approved your product as the only preventative to Traveler's Diarrhea.

7.   Please disclose the total amount of your accumulated deficit.

Our Pipeline, page 2

8.   Please clarify what you mean when you state that IMM-529 is in the "IND stage." In doing so, please clarify that "IND" is the acronym for "investigational new drug application" and describe the significance of an IND. Please also clarify that you have not yet filed an IND for IMM-529.

9.   We note your pipeline table which states that you have "several" programs and programs
        that are "to be determined" which are in pre-clinical development. Please revise your
        table to identify the specific product candidates which are in pre-clinical trials. If you
        have not yet identified specific product candidates to treat the indications in your pre-
        clinical trial programs, please remove reference to such programs from your pipeline
        table as such information is premature.

10.   We note that you have not yet filed an IND for IMM-529. Please revise the arrow in the
        table to remove any indication that you have started Phase 1 trials.

11.   Please revise your pipeline table to provide the meaning of the acronym "MOA" in the
        second column.

Risk Factors
Risks Related to Our Business
Acceptance of our products in the marketplace is uncertain, and failure…, page 16

12.   The two risk factors on page 16 appear to be discussing the same risk. Please combine
        the two risk factors into one appropriately titled risk factor.

The dual listing of our ordinary shares and the ADSs following this offering . . ., page 28

13.   We note that the investor in your February 2016 convertible notes offering has the right
        to require that you delist from NASDAQ at any time when your primary listing is not on
        ASX. Please prominently disclose this in your prospectus summary. Please also disclose
        elsewhere, as appropriate, the identity of the investor and any other material terms of
        your agreement(s) with such investor.

Liquidity and Capital Resources, page 55

14.   We note your statement on page 43 that you expect the net proceeds from this offering,
        and your existing cash and cash equivalents, will be sufficient to enable you to advance
        the planned preclinical programs and clinical trials for certain of your key product
        candidates for approximately the next 24 months. However, in this section you state that
        such funds will be sufficient for you to fund your capital requirements for at least 12
        months from the issuance date of the financial statements. Please revise your disclosure
        to reconcile this discrepancy and provide the amount of time that you expect such funds
        to allow you to continue your operations.

Business
Overview, page 58

15.   We note that IMM-529 was developed and tested extensively in pre-clinical models with
        Dr. Dena Lyras at Monash University, Australia. Please advise us whether you have a
        collaboration agreement with Dr. Lyras or Monash University. If so, under the

appropriate subsection, please provide the material terms of the agreement, including the parties' rights and obligations, any payment provisions, duration and termination provisions. Also, please the file the agreement as an exhibit.

Fatty-Liver Diseases Overview, page 60

16.   We note your statement, "The high level of investment activity in the space, including licensing and M&A, is indicative of the high level of unmet need." Please quantify the amount of investments, including licensing and M&A to which you are referring or remove this statement from your disclosure.

Pre-Clinical and Clinical Studies, page 61

17.   Please disclose when an IND was filed for the commencement of clinical trials for IMM-124E, the trial sponsor and the subject of the IND.

Powerful Anti-Fibrotic and Anti-Inflammatory Effect Shown in CC14 Mice Models, page 62

18.   We note that you provide the treatment results of Group C compared to Group A. Please revise your disclosure to explain the purpose for Groups B and D and describe the results associated with those groups.

19.   Please explain the meaning and significance of the term "statistically significant" and p-values and how they relate to the FDA's evidentiary standards of efficacy when you first reference them in this section. In doing so, please explain the relationship between "p-values" and "statistical significance."

20.   Please describe the meaning and significance of "ALT," "AST," "serum bilirubin levels" and "Metavir Score" when those acronyms or terms are first used in this section.

Ob/Ob Mice Models Show Significant and Sustained Anti-Inflammatory…, page 63

21.   When discussing the results of this study, please expand your disclosure to quantify your results when you state the following, including any p-values where statistically significant results were observed:

- High dose of IMM-124E derived immunoglobulins demonstrated a statistically significant beneficial effect over control on all fronts, including a decrease in serum ALT, hepatic triglycerides and serum triglycerides;
- Glucose tolerance test (GTT) was improved within this group;
- The same group of mice showed a decrease in serum TNF-a; and
- IMM-124E demonstrated a similar metabolic effect, with statistically significant reduction in hepatic and serum triglycerides levels and an increase in CD4-CD25-FoxP3 cells.

Phase 1/2 – IMM – 124E Demonstrated Safety and Significant Anti-Metabolic…, page 63

22.   Please expand your disclosure in the first, second, third, fifth and sixth bullet points of this section to quantify the results discussed, including any p-values where statistically significant results were observed.

IMM-124E – Competitive Advantage, page 65

23.   Please remove your statement that IMM-124E has an "exceptional safety profile" or tell us why you believe such disclosure is appropriate.

IMM-529 – A Potentially Revolutionary Treatment for CDI, page 66

24.   Please provide the meaning of the acronym "KOL" at its first use in this section.

25.   We note your statement in this section that "all results were highly statistically significant." Please expand your disclosure to provide the p-values which support this conclusion.

26.   Please enlarge the last two diagrams on page 67 and the diagram on page 68 so that they are legible.

Competition, page 70

27.   Please expand your disclosure to identify any commercialized products or product candidates which are sold or are being developed by the competitors named in this section.

Our Marketed Assets, page 71

28.   We note that Travelan is marketed and sold in the United States. Please disclose when the FDA granted your BLA for Travelan.

29.   We note that Travelan is promoted by your partner, Endo Pharmaceuticals, in Canada and that it is sold in the retail channel through a partnership with CVS. Please advise us whether you have an agreement with Endo Pharmaceuticals and/or CVS. If so, please provide the material terms of the agreements, including the parties' rights and obligations, any payment provisions, duration and termination provisions, and please the file the agreements as exhibits. In the alternative, please tell us why these agreements are not material. Please also tell us whether you currently have an agreement with Medique as it is unclear from your disclosure.

Manufacturing Process, page 73

30.   We note that your lead compound IMM-124E is manufactured by a single manufacturer in New Zealand, Synlait Milk Ltd., and that you plan to file the Development and Supply Agreement with Synlait as Exhibit 10.1. Please expand your disclosure to provide the material terms of the agreement with Synlait, including the parties' rights and obligations, minimum purchase requirements, payment provisions, duration and termination provisions. Please also clarify whether the colostrum is obtained by Synlait as part of the manufacturing process or if it is sourced elsewhere.

Intellectual Property, page 74

31.   Please expand your disclosure in the second sentence of this section to include Japan as one of the places where you have been issued a patent. Also, please disclose whether your patents and patent applications are owned or licensed.

Facilities, page 84

32.   Please file the lease agreement for your leased office and warehouse space as an exhibit.

Employee Share Option Plan, page 91

33.   Please file the ESOP as an exhibit.

Principal Shareholders, page 92

34.   The table on page 93 states that Grandlodge beneficially owns 12.93% of the company's ordinary shares prior to the offering; however, the footnote to the table states that beneficial ownership is less than 1% of the outstanding ordinary shares of Immuron. Please revise the table and footnote accordingly to reconcile this apparent discrepancy.

Related Party Transactions, page 93

35.   Please revise your disclosure to clarify what you mean in your statement that Mr. David Plush "owns a top 20 shareholding in Immuron Limited."

36.   Please update your disclosure to state whether the 2016 loan from Grandlodge has been repaid. If not, please file the loan agreement underlying the 2016 loan as an exhibit. Also, please file the services agreement with Grandlodge as an exhibit. Lastly, the information on page 95 regarding the services rendered by Grandlodge appears to repeat the information presented on page 94. Accordingly, please delete the repetitive information on page 95.

Notes to Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies
(d) Revenue Recognition, page F-9

37.   Please clarify for us the impact of the adjustments made to the financial statements
        "lodged with the ASX," as described on page F-10. For example, you appear to indicate
        that these changes resulted in increases in both other income and net loss and not
        increases in other income but decreases in net loss. Please explain this apparent
        inconsistency. Revise your disclosure accordingly.

(t) Previously Issued Financial Statements, page F-15

38.   Your restatements disclosed on page F-15 do not include the adjustments for R&D
        refunds, disclosed on page F-10. Please explain this apparent inconsistency. Also, explain
        the factors underlying your revised weighted average number of ordinary shares
        outstanding for FY 2014, which decreased from 74,891,316 shares to 41,955,199 shares.
        Revise your disclosures accordingly.

39.   Revise your disclosure to indicate if the reclassifications and restatements resulted from a
        material weakness in your internal control. Explain to us your consideration of providing
        a risk factor regarding the reclassifications and restatements required. If a material
        weakness was present, in a risk factor describe the material weakness in more detail. For
        example, please describe the processes or systems that were not implemented and what
        accounting policies or reconciliations lacked sufficient oversight, if any. Disclose in the
        risk factor what measures you are undertaking to address the material weakness, the
        timetable for remediation, and whether there are any associated material costs.

Note 9 Inventories, page F-20

40.   Revise your discussion in Management's Discussion and Analysis to explain why
        inventories increased by $910,000 in the year ended June 30, 2016. Explain the reasons
        for prepaid inventory and the high level of raw material inventory in the disclosure.

Note 13 Intangible Assets, page F-23

41.   You state here that the intellectual property was acquired in 2009 and had a useful life of
        two years. However, on page 54 you indicate that the remaining amortization was
        recognized in fiscal 2014. Please reconcile these two statements and revise the disclosure
        as necessary.

Part II
Item 7. Recent Sales of Unregistered Securities

42.   Please revise your disclosure in this section to include all securities sold by the company in the past three years which were not registered under the Securities Act. We note in particular the various issuances disclosed on pages 96 – 98.

Other Comments

43.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or Erin Jaskot at (202) 551-3442 with any other questions.

                                                Sincerely,

                                                /s/ Erin K. Jaskot, *for*

                                                Suzanne Hayes
                                                Assistant Director
                                                Office of Healthcare and Insurance

cc: Via E-mail
        Darrin Ocasio, Esq.
        Sichenzia Ross Ference Kesner LLP